SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of
1934 (Amendment No. 5)
TOWER PROPERTIES
(Name of Issuer)
Common Stock
(Title of Class of Securities)
891852105
(CUSIP Number)
Check the following box if a fee is being
paid with this statement.
(A fee is not required only if the filing
person: (1) has a previous statement on
file reporting beneficial ownership of
more than five percent of the class of
securities described in Item 1; and (2)
has filed no amendment subsequent thereto
reporting beneficial ownership of five
percent or less of such class). (See Rule
13d-7).
The remainder of this cover page shall be
filled out for a reporting person's
initial filing on this form with respect
to the subject class of securities, and
for any subsequent amendment containing
information which would alter the
disclosures provided in a prior cover
page.
The information required in the remainder
of this cover page shall not be deemed to
be "filed" for the purpose of Section 18
of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act (however, see the
Notes).
(Continued on following pages(s))
CUSIP NO.
891852105
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON
NationsBank Corporation
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP*
(a)
(b)
X
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
North Carolina Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
6
6
SHARED VOTING POWER
7
SOLE DISPOSITIVE POWER
8
SHARED DISPOSITIVE POWER
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON
10
CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9
Less Than 5% (Closing)
12
TYPE OF REPORTING PERSON *
HC
*SEE INSTRUCTION BEFORE FILLING OUT!
SCHEDULE 13G
Item 1(a) Name of Issuer:
Tower Properties
Item 1(b) Address of Issuer's Principal
Executive Offices:
911 Main Street
Suite 102
Kansas City, Missouri 64105
Item 2(a) Name of Person(s) Filing:
NationsBank Corporation
Item 2(b) Address of Principal Business
Office or, if none, Residence:
101 South Tryon Street, NationsBank
Plaza, Charlotte, North Carolina 28255
Item 2(c) Citizenship:
North Carolina Corporation
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
891852105
Item 3 If this statement is filed
pursuant to Rules 13d-1(b), or 13d-2(b),
check whether the person filing is a:
(a)
Broker or Dealer registered under Section
15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the
Act
(c)
Insurance Company as defined in Section
3(a)(19) of the Act
(d)
Investment Company registered under
Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under
Section 203 of the Investment
Advisors Act of 1940
(f)
Employee Benefit Plan, Pension Fund
which is subject to the
provisions of the Employee Retirement
Income Security Act of 1974 or
Endowment Fund; see Sub-section 240.13d
1(b)(1)(ii)(F)
(g)
X
Parent Holding Company in accordance with
Sub-section
240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section
240.13d-1(b)(1)(ii)(H)
The following entities are holding
companies:
NationsBank Corporation
Item 4 Ownership:
With respect to the beneficial ownership
of the reporting entity as of 12/31/97,
see Items 5 through 11, inclusive, of the
respective cover pages of this Schedule
13G applicable to such entity which are
incorporated herein by reference.
Item 5 Ownership of Five Percent or Less
of a Class:
If this statement is being filed to
report the fact that as of the date
hereof the reporting person has ceased to
be the beneficial owner of more than five
percent of the class of
securities, check the following
X
Item 6 Ownership of More Than Five Percent
on Behalf of Another Person:
Not Applicable
Item 7 Identification and Classification
of the Subsidiary Which Acquired
the Security Being Reported on By the
Parent Holding Company:
Pursuant to Rule 13d-1(b)(1)(ii)(G) of the
Securities Exchange Act of 1934,
NationsBank Corporation is filing this
Schedule 13G as a parent holding company.
Item 8 Identification and Classification
of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the
best of my knowledge and belief, the
securities referred to above were acquired
in the ordinary course of business and
were not acquired for the purpose of and
do not have the effect of changing or
influencing the control of the issuer of
such securities and were not acquired in
connection with or as a participant in any
transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best
of my knowledge and belief, I certify that
the information set forth in this
statement is true, complete and correct.
NATIONSBANK CORPORATION
Date: February 17, 1998
By:
Name: Satish G. Pattegar
Title: Senior Vice President